UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2015.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the transition period from                     to
Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harley-Davidson, Inc.
Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION
Financial Statements
The following financial statements are furnished as part of this annual report and appear immediately after the signature page hereof:

1	Statements of Financial Condition

2	Statements of Changes in Plan Equity

3	Notes to Financial Statements
Exhibits
The following exhibit is furnished as a part of this annual report:
Exhibit 23 Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Harley-Davidson, Inc. Employee Stock Purchase Plan

Date: March 29, 2016	By: /s/ Perry A. Glassgow
Perry A. Glassgow
Retirement Plans Committee

Harley-Davidson, Inc. Employee Stock Purchase Plan

Report of Independent Registered Public Accounting Firm
To the Harley-Davidson Retirement Plans Committee

We have audited the accompanying statements of financial condition of the Harley-Davidson, Inc. Employee Stock Purchase Plan as of December 31, 2015 and 2014, and the related statements of changes in plan equity for the years ended December 31, 2015, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion of these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Harley-Davidson, Inc. Employee Stock Purchase Plan at December 31, 2015 and 2014, and the changes in plan equity for the years ended December 31, 2015, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Milwaukee, Wisconsin
March 29, 2016

Harley-Davidson, Inc. Employee Stock Purchase Plan
Statements of Financial Condition
As of December 31, 2015 and 2014

	2015	2014
Assets:
Due from Harley-Davidson, Inc. for participant contributions	$97,581	$98,394
	$97,581	$98,394
Liabilities and equity:
Obligation to participants	$97,581	$98,394
	$97,581	$98,394
See accompanying Notes to Financial Statements.

Harley-Davidson, Inc. Employee Stock Purchase Plan
Statements of Changes in Plan Equity
For the Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Additions:
Participant contributions	$1,055,455	$1,090,541	$1,068,613
Total additions	1,055,455	1,090,541	1,068,613

Deductions:
Purchase and distribution of common stock to participants	1,055,156	1,082,678	1,062,159
(Decrease) Increase in obligation to participants	(813)	5,303	4,726
Cash withdrawals	1,112	2,560	1,728
Total deductions	1,055,455	1,090,541	1,068,613
Net change in plan equity	—	—	—

Plan equity, beginning of year	—	—	—
Plan equity, end of year	$—	$—	$—
See accompanying Notes to Financial Statements.

Harley-Davidson, Inc. Employee Stock Purchase Plan
Notes to Financial Statements
December 31, 2015
1. Description of Plan
The following description of the Harley-Davidson, Inc. Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the text of the Plan document and the Plan prospectus for a complete description of the Plan’s provisions. Harley-Davidson, Inc. (the “Company”) is the Plan sponsor.
General
The Plan was adopted by the Company on January 21, 2011 and became effective on February 14, 2011. The Company reserved 350,000 shares of its $0.01 par value per share common stock (Common Stock) in 2011 for the Plan. During 2015, 2014 and 2013, 18,626, 16,360 and 18,464 shares, respectively, were purchased under the Plan.
Eligibility
The purpose of the Plan is to present eligible employees with the opportunity to purchase shares of Common Stock through payroll deductions without paying brokerage commissions and fees. All current regular full- and part-time United States employees of the Company are eligible to participate in the Plan as soon as administratively possible upon hire.
Contributions
A participant may authorize an after-tax payroll deduction for a minimum of $5.00 per pay period. Participants’ payroll deductions are held by the Company until the funds are delivered to the custodian, record keeper and administrative services provider for the Plan (Service Provider). By the 10th day of each month, the Company will deliver all amounts deducted for the preceding month to the Service Provider, and the Service Provider will use the funds and remaining payroll deductions from previous months to purchase whole and partial shares of Common Stock for the Company. That same day, the Company will transfer shares to the individual participants, with the Service Provider allocating shares to each Plan participant based on the amounts of funds that the Company has delivered to the Service Provider that are attributable to each participant, and the Service Provider will hold those shares for each participant in the participant’s Service Provider account. However, if the amount of a participant’s payroll deduction contributions that the Company has delivered to the Service Provider is not sufficient to purchase one full share at the time of each purchase of Common Stock, then the participant’s contributions will be held until a minimum of one full share can be purchased for the participant.
Participant contributions are used to purchase shares of Common Stock as soon as administratively feasible after the funds have been delivered to the Service Provider. The Service Provider will purchase outstanding shares of Common Stock on one or more securities exchanges where the Common Stock is traded, in the over-the-counter market or in negotiated transactions at such prices and on such terms as the Service Provider, at its sole discretion, determines. The applicable purchase price will be the average price paid for all Common Stock purchases using funds from payroll deductions each month.
The shares of Common Stock purchased on behalf of each participant are held in a stock account maintained by the Service Provider for the participant under the Plan. Subject to certain limitations, participants may sell shares purchased under the Plan at any time.
Participants may terminate participation in the Plan at any time. If participation in the Plan is terminated at a time that there are amounts that the Company has deducted from a participant’s payroll that the Service Provider has not used to purchase Common Stock for the participant, then the amounts will be used to purchase shares provided at least one full share can be purchased. At the end of each year, if there remains any such amounts attributable to a participant that has withdrawn from the Plan, then the Service Provider will deliver those amounts to the participant’s Service Provider account.
Fidelity Stock Plan Services, LLC (“Fidelity”) is the Service Provider.
Plan Termination
Under the Plan, the Company has the right to suspend, modify or terminate the Plan at any time.

2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Accordingly, the financial statements are presented on the accrual basis of accounting.
Expenses
Administrative expenses of the Plan are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities. Actual results could differ from those estimates.

3. Income Taxes
The Plan is not a “qualified” plan as defined under Internal Revenue Code Section 401(a) nor is the Plan an “employee stock purchase plan” as defined under Internal Revenue Code Section 423.
All payroll deductions used to purchase Common Stock under the Plan are made from participants’ net pay.

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm